                                                                    EXHIBIT 23.2

                            [RYDER SCOTT LETTERHEAD]




                                  March 7, 2000





Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas  77079

Gentlemen:

                  At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Mariner Energy, Inc. (Mariner) as of January 1, 2000. The subject properties are located in the states of Louisiana, Mississippi, and Texas and in the federal waters offshore Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

                  The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                              MARINER ENERGY, INC.
                              As of January 1, 2000

                                                                                 Proved
                                           ----------------------------------------------------------------------------------
                                                      Developed
                                           -------------------------------------                                   Total
                                            Producing              Non-Producing         Undeveloped               Proved
                                           ------------            -------------         ------------           ------------
NET REMAINING RESERVES
  Oil/Condensate - Barrels                    3,630,055                 158,931             6,125,830              9,914,816
  Plant Products - Barrels                        4,292                   6,003                 1,385                 11,680
  Gas - MMCF                                     73,308                   9,452                36,030                118,790

INCOME DATA
  Future Gross Revenue                     $246,981,784             $24,406,318          $218,853,706           $490,238,808
  Deductions                                 70,401,284               8,177,354           114,876,803            193,455,441
                                           ------------             -----------          ------------           ------------
  Future Net Income (FNI)                  $176,580,500             $16,228,964          $103,973,903           $296,783,367

  Discounted FNI @ 10%                     $141,110,144             $12,552,032          $ 57,563,969           $211,226,145

Mariner Energy, Inc.
March 7, 2000
Page 2



                                                                                 Probable
                                           ----------------------------------------------------------------------------------
                                                      Developed
                                           -------------------------------------                                   Total
                                            Producing              Non-Producing         Undeveloped               Probable
                                           ------------            -------------         ------------           ------------
NET REMAINING RESERVES
  Oil/Condensate - Barrels                    1,414,543                  12,346             1,763,383              3,190,272
  Plant Products - Barrels                            0                       0                 1,411                  1,411
  Gas - MMCF                                     28,550                   1,869                 8,813                 39,232

INCOME DATA
  Future Gross Revenue                     $ 94,434,319             $ 4,353,718          $ 57,172,991           $155,961,028
  Deductions                                 12,826,818                 581,351            10,837,567             24,245,736
                                           ------------             -----------          ------------           ------------
  Future Net Income (FNI)                  $ 81,607,501             $ 3,772,367          $ 46,335,424           $131,715,292

  Discounted FNI @ 10%                     $ 57,300,492             $ 2,623,352          $ 32,319,329           $ 92,243,173


                                                                                 Possible
                                           ----------------------------------------------------------------------------------
                                                      Developed
                                           -------------------------------------                                   Total
                                            Producing              Non-Producing         Undeveloped               Possible
                                           ------------            -------------         ------------           ------------
NET REMAINING RESERVES
  Oil/Condensate - Barrels                        2,729                   1,162             1,609,346              1,613,237
  Plant Products - Barrels                            0                       0                     0                      0
  Gas - MMCF                                      1,378                   1,566                 1,936                  4,880

INCOME DATA
  Future Gross Revenue                     $  3,024,209             $ 3,306,100          $ 38,693,373           $ 45,023,682
  Deductions                                     88,520                 418,656             6,114,866              6,622,042
                                           ------------             -----------          ------------           ------------
  Future Net Income (FNI)                  $  2,935,689             $ 2,887,444          $ 32,578,507           $ 38,401,640

  Discounted FNI @ 10%                     $  1,975,923             $ 1,824,394          $ 19,766,637           $ 23,566,954

                  Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet
(MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

                  The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 52.8 percent, liquid hydrocarbon account for approximately 47.1 percent, and plant product reserves account for the remaining .1 percent of total future gross revenue from proved reserves.

                  The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

Mariner Energy, Inc.
March 7, 2000
Page 3



                                                              Discounted Future Net Income
                                                                  As of January 1, 2000
                                           --------------------------------------------------------------------
                   Discount Rate                  Total                    Total                   Total
                      Percent                    Proved                   Probable                Possible
                ---------------------      --------------------      -------------------      -----------------

                         15                   $187,191,557              $78,279,304             $18,729,423
                         20                   $168,461,313              $66,923,133             $14,999,094
                         25                   $153,163,797              $57,595,952             $12,094,996
                         30                   $140,291,355              $49,870,830             $ 9,815,545

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

                  The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The probable reserves and possible reserves included herein conform to definitions of probable and possible reserves approved by the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. The definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions and Pricing Assumptions" in this report.

                  We have included probable and possible reserves and income in this report at the request of Mariner. These data are for Mariner's information only and should not be included in reports to the SEC according to the SEC guidelines. The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

                  The proved, probable and possible developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The various reserve status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

ESTIMATES OF RESERVES

                  In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

                  The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Mariner Energy, Inc.
March 7, 2000
Page 4


FUTURE PRODUCTION RATES

                  Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Mariner.

                  In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

                  The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

                  Mariner furnished us with prices in effect at January 1, 2000 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1999, were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

COSTS

                  Operating costs for the leases and wells in this report are based on the operating expense reports of Mariner and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

                  Development costs were furnished to us by Mariner and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Mariner were accepted without independent verification.

                  Current costs were held constant throughout the life of the properties.

Mariner Energy, Inc.
March 7, 2000
Page 5


GENERAL

                  Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 335 present our estimated projection of production and income by years beginning January 1, 2000, by state, field, and lease or well.

                  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

                  The estimates of reserves presented herein were based upon a detailed study of the properties in which Mariner owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Mariner has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Mariner were accepted without independent verification. The estimates presented in this report are based on data available through December 1999.

                  Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

                  This report was prepared for the exclusive use and sole benefit of Mariner Energy, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                     Very truly yours,

                                     RYDER SCOTT COMPANY, L.P.



                                     Timothy J. Torres, P.E.
                                     Petroleum Engineer
JRW/sw


Approved:


--------------------------------
John R. Warner, P.E.
Senior Vice President

                             DEFINITIONS OF RESERVES




PROVED RESERVES  (SEC DEFINITION)

         Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

         Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

         Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

         Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

         Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

Definitions of Reserves
Page 2



UNPROVED RESERVES (SPE/SPEE DEFINITIONS)

         Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. They may be estimated assuming future conditions different from those prevailing at the time of the estimate.

         Estimates of unproved reserves may be made for internal planning or special evaluations, but are not routinely compiled.

         Unproved reserves are not to be added to proved reserves because of different levels of uncertainty.

         Unproved reserves may be divided into two subclassifications: PROBABLE and POSSIBLE.

PROBABLE RESERVES

         Probable reserves are less certain than proved reserves and can be estimated with a degree of certainty sufficient to indicate they are more likely to be recovered than not.

         In general, probable reserves may include (1) reserves anticipated to be proved by normal stepout drilling when subsurface control is inadequate to classify these reserves as proved; (2) reserves in formations that appear to be productive based on log characteristics but that lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area;
(3) incremental reserves attributable to infill drilling that otherwise could be classified as proved but closer statutory spacing had not been approved at the time of the estimate; (4) reserves attributable to an improved recovery method that has been established by repeated commercially successful applications when a project or pilot is planned but not in operation and rock, fluid, and reservoir characteristics appear favorable for commercial application; (5) reserves in an area of a formation that has been proved productive in other areas of the field but subject area appears to be separated from the proved area by faulting and the geologic interpretation indicates subject area is structurally higher than the proved area; (6) reserves attributable to a successful workover, treatment, retreatment, change of equipment, or other mechanical procedure, where such procedure has not been proved successful in wells exhibiting similar behavior in analogous reservoirs; and (7) incremental reserves in a proved producing reservoir where an alternate interpretation of performance or volumetric data indicates significantly more reserves than can be classified as proved.

POSSIBLE RESERVES

      Possible reserves are less certain than probable reserves and can be estimated with a low degree of certainty, insufficient to indicate whether they are more likely to be recovered than not.

         In general, possible reserves may include (1) reserves suggested by structural and/or stratigraphic extrapolation beyond areas classified as probable, based on geologic and/or geophysical interpretation; (2) reserves in formations that appears to be hydrocarbon bearing based on logs or cores but that may not be productive at commercial rates; (3) incremental reserves attributable to infill drilling that are subject to technical uncertainty; (4) reserves attributable to an improved recovery method when a project or pilot is planned but not in operation and rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial; and (5) reserves in an area of a formation that has been proved productive in other areas of the field but subject area appears to be separated from the proved area by faulting and geologic interpretation indicates subject area is structurally lower than the proved area.

                           RESERVE STATUS CATEGORIES



         Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED (SEC DEFINITION)

         Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         Developed reserves may be subcategorized as producing or non-producing using the SPE/SPEE Definitions:

    Producing

    Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

    Non-Producing

    Non-producing reserves include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing, or were shut-in for market conditions or pipeline connection, or were not capable of production for mechanical reasons, and the time when sales will start is uncertain. Behind pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

PROVED UNDEVELOPED (SEC DEFINITION)

         Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                  SECURITIES AND EXCHANGE COMMISSION PARAMETERS



OIL AND CONDENSATE

                  Mariner furnished us with oil and condensate prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1999 were not considered in this report.

PLANT PRODUCTS

                  Mariner furnished us with plant product prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties.

GAS

                  Mariner furnished us with gas prices in effect at December 31, 1999 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December 31, 1999 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.